SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

[redacted]

08003325

RECEIVED

2008 JUN 18 P 12:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 June 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 12 June 2008 which we released to The Stock Exchange of Hong Kong Limited on 12 June 2008 for publication on the website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
JUN 20 2008
THOMSON REUTERS

Tracy Kong
Assistant Company Secretary

Encl

c.c. J P Morgan
- Mr King Ho

E:\cherry\S'La Asia\CCT\Megabox_lease\Despatch\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

CONTINUING CONNECTED TRANSACTIONS

The Directors are pleased to announce that Shangri-La International, an indirect wholly-owned subsidiary of the Company, has entered into the Tenancy Agreement with MegaBox Development, pursuant to which MegaBox Development has agreed to lease the Leased Properties to Shangri-La International for a fixed term of twenty nine months and twenty six days from 5 June 2008 and expiring on 30 November 2010 (both days inclusive) with an option to extend the Tenancy Agreement for not more than six months after the expiry of the Tenancy Agreement. In connection with the Leased Properties, Shangri-La International has also entered into the Licence Agreements pursuant to which MegaBox Development has agreed to grant licences to Shangri-La International to use the Licensed Carparking Spaces from 27 July 2008 until the expiry of the term of the Tenancy Agreement (or the extended term thereof if Shangri-La International exercises the option to extend the term of the Tenancy Agreement), subject to certain earlier termination conditions.

Shangri-La International is an indirect wholly-owned subsidiary of the Company and MegaBox Development is an indirect wholly-owned subsidiary of KPL. KHL is the controlling shareholder of each of KPL and the Company. Accordingly, MegaBox Development is an associate of KHL and therefore a connected person of the Company. The entering into of the Tenancy Agreement and the Licence Agreements by Shangri-La International and MegaBox Development therefore constitutes continuing connected transactions for the Company pursuant to Rule 14A.34 of the Listing Rules.

As the applicable percentage ratios (other than the profits ratio) for each of the Annual Caps for the financial years of the Company ending 31 December 2009 and 31 December 2010 exceed 0.1% but are less than 2.5%, the Tenancy Agreement and the Licence Agreements are subject to the annual review, reporting and announcement requirements but is exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the Tenancy Agreement and the Licence Agreements will be included in the next published annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

THE TENANCY AGREEMENT

Date	:	5 June 2008
Parties	:	MegaBox Development (as landlord) Shangri-La International (as tenant)
Leased Properties	:	(i) Units 2001-4 on Level 20, Tower 1, (ii) Units 2201-4 on Level 22, Tower 1, and (iii) Units 3101-3 on Level 31, Tower 1 of the Development
Term	:	A fixed term of twenty nine months and twenty six days from 5 June 2008 and expiring on 30 November 2010 (both days inclusive) with an option to extend the Tenancy Agreement for not more than six months after the expiry of the Tenancy Agreement.
Rental	:	HK$770,036 per calendar month (exclusive of management fee, government rates and other taxes and charges (if any) and payable monthly in advance).
Management Fee	:	HK$104,212 per calendar month (inclusive of air-conditioning supply during normal office hours and payable monthly in advance). The management fee is subject to revision from time to time by the building manager of the Development.
Rent-Free Period	:	The 1st month, the first 15 days of the 8th month and the first 15 days of the 20th month during the Term. The management fee shall however remain payable during the rent-free period.

THE LICENCE AGREEMENTS

Date	:	12 June 2008
Parties	:	MegaBox Development (as licensor) Shangri-La International (as licensee)
Licensed Carparking Spaces	:	(i) Under the First Licence Agreement: Five floating carparking spaces on L14-L16 of the Development; and (ii) Under the Second Licence Agreement: Three fixed carparking spaces on the basement level of the Development.
Term of the Licence Agreements	:	The Licence Agreements shall become effective as from 27 July 2008 and shall continue until the expiry of the term of the Tenancy Agreement (or the extended term thereof if Shangri-La International exercises the option to extend the term of the Tenancy Agreement), subject to certain earlier termination conditions.

Licence Fees	:	(i) HK$10,500 per month under the First Licence Agreement; and (ii) HK$9,300 per month under the Second Licence Agreement. The licence fee under each of the Licence Agreements is inclusive of government rates and management fees and payable monthly in advance, and is subject to adjustment as required by the licensor from time to time upon giving to the licensee one month's prior written notice.

MAXIMUM AGGREGATE ANNUAL VALUE

Based on the rental amount and the management fee payable under the Tenancy Agreement, the licence fees payable under the Licence Agreements and taking into account of the additional cost for extra air-conditioning supply after normal office hours and any possible adjustment to the management fee and/or the licence fees as a result of inflation, the Directors believe that the maximum annual aggregate amounts payable by Shangri-La International under the Tenancy Agreement and the Licence Agreements for the financial years of the Company ending 31 December 2008, 31 December 2009, 31 December 2010 and 31 December 2011 will not exceed the following amounts:

Financial year ending	Annual Cap
31 December 2008	HK$6,500,000
31 December 2009	HK$11,500,000
31 December 2010	HK$11,500,000
31 December 2011	HK$5,300,000

The terms (including without limitation, the rent, the management fee and the licence fees) of the Tenancy Agreement and the Licence Agreements were arrived at after arms' length negotiations between MegaBox Development and Shangri-La International. The rental of the Leased Properties has been arrived at by reference to the prevailing market rate of the comparable leases in the Development. The licence fees of the Licensed Carparking Spaces have also been arrived at by reference to the licence fees of the other carparking spaces in the Development.

REASONS FOR ENTERING INTO THE TENANCY AGREEMENT AND THE LICENCE AGREEMENTS

The purpose of entering into the Tenancy Agreement is to enable the Group to acquire the lease of the Leased Properties for use by the Group as office premises in order to cope with the expansion of the business of the Group. The entering into of the Licence Agreements is to enable the Group to use the Licensed Carparking Spaces in conjunction with the Leased Properties.

The Directors (including the Independent Non-Executive Directors) consider that the Tenancy Agreement and the Licence Agreements were entered into in the ordinary and usual course of business of the Group and is on normal commercial terms. The Directors (including the Independent Non-Executive Directors) believe that the terms of the Tenancy Agreement and the Licence Agreements and the Annual Caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

INFORMATION ABOUT THE GROUP AND MEGABOX DEVELOPMENT

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

MegaBox Development is an indirect wholly-owned subsidiary of KPL and principally engaged in property investment. The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investments in Hong Kong and PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in PRC.

IMPLICATIONS UNDER THE LISTING RULES

Shangri-La International is an indirect wholly-owned subsidiary of the Company and MegaBox Development is an indirect wholly-owned subsidiary of KPL. KHL is the controlling shareholder of each of KPL and the Company. Accordingly, MegaBox Development is an associate of KHL and therefore a connected person of the Company. The entering into of the Tenancy Agreement and the Licence Agreements by Shangri-La International and MegaBox Development therefore constitutes continuing connected transactions for the Company pursuant to Rule 14A.34 of the Listing Rules.

As the applicable percentage ratios (other than the profits ratio) for each of the Annual Caps for the financial years of the Company ending 31 December 2009 and 31 December 2010 exceed 0.1% but are less than 2.5%, the Tenancy Agreement and the Licence Agreements are subject to the annual review, reporting and announcement requirements but is exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the Tenancy Agreement and the Licence Agreements will be included in the next published annual report and accounts of the Company in accordance with Rules 14A.45 and 14A.46 of the Listing Rules.

GENERAL

As at the date of this announcement, the Board comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

DEFINITIONS

"Annual Cap"	the expected maximum aggregate amounts payable by Shangri-La International under the Tenancy Agreement and the Licence Agreements for each of the financial years of the Company ending 31 December 2008, 31 December 2009, 31 December 2010 and 31 December 2011, as set out in the paragraph titled "Maximum Aggregate Annual Value" of this announcement;
"associate"	has the meaning ascribed to it in the Listing Rules;
"Board"	the board of directors of the Company;
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of HKSE with secondary listing on the Singapore Exchange Securities Trading Limited;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"controlling shareholder"	has the meaning ascribed to it in the Listing Rules;
"Development"	MegaBox, Enterprise Square Five, No. 38 Wang Chiu Road, Kowloon Bay, Kowloon, Hong Kong;
"Directors"	directors of the Company;
"First Licence Agreement"	the licence agreement dated 12 June 2008 entered into between Shangri-La International and MegaBox Development in respect of the Floating Carparking Spaces;
"Fixed Carparking Spaces"	the three fixed carparking spaces on the basement level of the Development;
"Floating Carparking Spaces"	the five floating carparking spaces on L14-L16 of the Development;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"HKSE"	The Stock Exchange of Hong Kong Limited;
"Hong Kong"	Hong Kong Special Administrative Region of PRC;

"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong, which as at the date of this announcement is the controlling shareholder of each of KPL and the Company;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of HKSE;
"KPL Group"	KPL and its subsidiaries;
"Leased Properties"	the premises to be leased by MegaBox Development to Shangri-La International pursuant to the Tenancy Agreement, comprising: (i) Units 2001-4 on Level 20, Tower 1, (ii) Units 2201-4 on Level 22, Tower 1, and (iii) Units 3101-3 on Level 31, Tower 1 of the Development;
"Licence Agreements"	the First Licence Agreement and the Second Licence Agreement;
"Licensed Carparking Spaces"	the Fixed Carparking Spaces and the Floating Carparking Spaces;
"Listing Rules"	The Rules Governing the Listing of Securities on HKSE;
"MegaBox Development"	MegaBox Development Company Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of KPL;
"PRC"	The People's Republic of China;
"Second Licence Agreement"	the licence agreement dated 12 June 2008 entered into between Shangri-La International and MegaBox Development in respect of the Fixed Carparking Spaces;
"Shangri-La International"	Shangri-La International Hotel Management Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company;
"Shareholders"	the shareholders of the Company;
"Tenancy Agreement"	the Tenancy Agreement dated 5 June 2008 entered into between Shangri-La International and MegaBox Development in respect of the Leased Properties;
"Term"	the term of the Tenancy Agreement as set out in the section headed "The Tenancy Agreement" of this announcement; and
"%"	per cent.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 12 June 2008

* *For identification purposes only*

END